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                   FORM OF PROMISE TO GRANT STOCK OPTION(S)

                                 July 31, 2001

TO:

     In exchange for your agreement to cancel certain stock options ("Eligible Option(s)") you received from Tangram Enterprise Solutions, Inc. (the "Company"), the Company hereby promises to grant you a stock option or options , as applicable (the "Replacement Option(s)"), covering _________ shares of the Company's common stock on February 4, 2002, or, if the Company extends the Offer, a date which is at least six months and one day following the cancellation date of the Eligible Options (the "Replacement Option Grant Date"). The exercise price of each Replacement Option will be the closing price of the Company's common stock as listed on The Nasdaq SmallCap Market on the Replacement Option Grant Date, or, if the Company extends the Offer, a date which is at least six months and one day following the Cancellation Date of the Eligible Options, except as otherwise set forth in the Exchange Offer Documents (as defined below). Except as otherwise set forth in the Exchange Offer Documents, each Replacement Option will vest 25% immediately upon the Replacement Option Grant Date and 25% will vest on each of the first, second and third anniversaries of the Replacement Option Grant Date, subject to your continued employment with the Company, as described below. Each Replacement Option will otherwise be subject to the standard terms and conditions under the Company's 1997 Equity Compensation Plan (the "Plan"), as such Plan may be amended from time to time, and the applicable form of stock option agreement.

     Prior to the grant of Replacement Options on the Replacement Option Grant Date, or, if the Company extends the Offer, a date which is at least six months and one day following the Cancellation Date of the Eligible Options, it is possible that the Company might effect or enter into a merger or other similar transaction whereby the Company would be acquired by another company. This promise to grant stock options (this "Promise") is a binding commitment that the Company's successors must honor and, accordingly, in the event of any such merger or other similar transaction, the acquirer would be obligated to grant you a stock option on the Replacement Option Grant Date, or, if the Company extends the Offer, a date which is at least six months and one day following the Cancellation Date of the Eligible Options. Such a stock option could be for the purchase of the acquirer's stock (as opposed to the Company's), with an exercise price equal to the fair market value of such acquirer's stock on the date of grant, and may be unaffected by the acquirer's treatment of the Company's existing stock option plans.

     In order to receive the Replacement Option(s), you must be actively and continuously employed by the Company, as of the Replacement Option Grant Date, or, if the Company extends the Offer, a date which is at least six months and one day following the Cancellation Date of the Eligible Options. This Promise does not constitute a guarantee of employment with the Company for any period. Unless otherwise expressly provided in your employment agreement or the applicable laws of a non-U.S. jurisdiction, your employment with the Company will remain "at-will" and can be terminated by you or the Company at any time, with or without cause or notice. If your employment with the Company terminates before the Replacement Option Grant Date, or, if the Company extends the Offer, a date which is at least six months and one day following the Cancellation Date of the Eligible Options, for any reason, including, but not limited to, your voluntary resignation, a reduction in force, or as the result of a merger or acquisition of the Company by another company, you will lose all rights pursuant to this Promise to receive Replacement Options.

     This Promise is subject to the terms and conditions of the Offer as set forth in: (i) the Offer to Exchange, dated June 29, 2001; (ii) the cover letter from Norman L. Phelps, the Chief Executive Officer, dated June 29, 2001; (iii) the Election Form previously completed and submitted by you to the Company; and
(iv) the Notice of Change in Election From Accept to Reject Form (collectively, the "Exchange Offer Documents"), all of which are incorporated herein by reference. The documents described herein reflect the entire agreement between you and the Company with respect to this transaction. This Promise may only be amended by means of a writing signed by you and a duly authorized officer of the Company. Capitalized terms used and not otherwise defined in this Promise that are defined in the Offer to Exchange shall have the meanings set forth in the Offer to Exchange.

TANGRAM ENTERPRISE SOLUTIONS, INC.



By:  ______________________________
     Name:
     Title: